September 23, 2020

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

RE: Northern Lights Fund Trust: File Nos. 333-248987 and 811-217210

Ladies and Gentlemen:

On September 23, 2020, Northern Lights Fund Trust (the “Registrant”) filed a Form N-14 (“Registration Statement”) pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”).

Pursuant to Rule 461 under the 1933 Act, Registrant and Northern Lights Distributors, LLC, the Registrant’s distributor, hereby request that the Commission accelerate the effective date of the Registration Statement to September 25, 2020 or the earliest practicable date thereafter.

The Registrant acknowledges that:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
3.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
4.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request, please contact Andrew Davalla at (614) 469-3353.

Northern Lights Distributors, LLC	Northern Lights Fund Trust

By: /s/ William J. Strait	By: /s/ Kevin Wolf
Name: William J. Strait	Name: Kevin Wolf
Title: Chief Executive Officer	Title: President